SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—KfW’s Results for the Nine Months Ended September 30, 2018” and the text under the caption “Recent Developments—KfW—Other Recent Developments” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the table titled “Information on Issues of Funded Debt of KfW Group” in the “KfW—Business—Financial Markets—Funding” section with the table under the caption “Recent Developments—KfW—Updated Information on Issues of Funded Debt of KfW Group” on page 6 hereof;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 9 hereof;

-

Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the text under the caption “Recent Developments—The Federal Republic of Germany.”

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 7, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1487 (EUR 0.8705 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2018 and for the period from November 1, 2018, to November 2, 2018, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2018	1.1720	1.1332
September 2018	1.1773	1.1566
October 2018	1.1594	1.1332
November 1, 2018, to November 2, 2018	1.1396	1.1378

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2018

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with the relevant IFRS accounting standards. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2018.

With effect from January 1, 2018, KfW adopted IFRS 9 in line with mandatory requirements for annual periods beginning on or after January 1, 2018. IFRS 9 stipulates new valuation rules with respect to financial instruments. Further, under IFRS 9, comparative information is not required to be restated. Due to the retrospective application of these new valuation rules under IFRS 9, KfW’s equity decreased by EUR 218 million from EUR 28.7 billion as of December 31, 2017, to EUR 28.5 billion as of January 1, 2018. The group’s total assets increased by 2.0%, or EUR 9.5 billion, from EUR 472.3 billion as of December 31, 2017, to EUR 481.8 billion as of September 30, 2018.

The group’s operating result before valuation and promotional activities amounted to EUR 1,125 million for the nine months ended September 30, 2018, compared with EUR 1,320 million for the corresponding period in 2017. The main driver for the group’s operating result before valuation and promotional activities during the nine months ended September 30, 2018, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for lending business in an amount of EUR 34 million for the nine months ended September 30, 2018, compared with expenses in an amount of EUR 140 million for the corresponding period in 2017;

•

Positive effects in an amount of EUR 96 million as market values of securities and equity investments increased in the nine months ended September 30, 2018, compared with positive effects of EUR 2 million for the corresponding period in 2017;

•

Net gains in an amount of EUR 296 million for the nine months ended September 30, 2018, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2018, compared with net gains in an amount of EUR 126 million for the corresponding period in 2017[1]; and

•

Expenses relating to promotional activities in an amount of EUR 149 million for the nine months ended September 30, 2018, compared with expenses in an amount of EUR 167 million for the corresponding period in 2017.

The group’s consolidated profit for the nine months ended September 30, 2018, amounted to EUR 1,252 million compared with EUR 1,099 million for the corresponding period in 2017.

[1]

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2018, as compared with the corresponding period in 2017.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden) (1)	28,439	33,897	-16
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) (1)	6,176	7,171	-14
Equity Financing (1)	95	49	94
Export and Project Finance (KfW IPEX-Bank)	11,945	8,813	36
Promotion of developing countries and emerging economies	3,832	4,044	-5
of which KfW Entwicklungsbank	3,023	3,312	-9
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	809	732	11
Financial markets	1,023	1,056	-3

Total promotional business volume (2) (3)	51,330	54,729	-6

(1)

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into three business sectors, which are characterized by different operating models. These business sectors include SME Bank & Private Clients (Mittelstandsbank & Private Kunden), Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) and Equity Financing. As of October 2018, the newly established subsidiary, KfW Capital (see Recent Developments—KfW—Other Recent Developments), will be included in the Equity Financing business sector.

(2)

Total promotional business volume for the nine months ended September 30, 2018, has been adjusted for commitments of EUR 180 million, compared to EUR 302 million for the corresponding period in 2017, made by KfW IPEX-Bank relating to export and project finance activities and refinanced under certain of SME Bank’s promotional programs.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume for the nine months ended September 30, 2018, amounted to EUR 51.3 billion, compared to EUR 54.7 billion for the corresponding period in 2017. Commitments in the business sectors Export and Project Finance and Equity Financing increased, while commitments in the domestic business sectors, SME Bank and Private Clients and Customized Finance and Public Clients, decreased. Commitments in Financial Markets remained relatively stable.

Commitments in the SME Bank and Private Clients business sector amounted to EUR 28.4 billion for the nine months ended September 30, 2018, compared to EUR 33.9 billion for the corresponding period in 2017. The decrease in commitments was mainly driven by a decline in the programs Unternehmerkredit (Entrepreneur Loan) and Renewable Energies. In contrast, innovation programs experienced an increase in commitments.

Commitments in the business sector Customized Finance and Public Clients decreased to EUR 6.2 billion for the nine months ended September 30, 2018, from EUR 7.2 billion for the corresponding period in 2017. This decrease was mainly attributable to decreased commitments in Global Funding Facilities to Landesförderinstitute.

Commitments in the business sector Equity Financing increased to EUR 95 million for the nine month ended September 30, 2018, from EUR 49 million for the corresponding period in 2017. This increase was mainly driven by an increase in commitments with respect to the “ERP-Venture Capital Fund Investments” program.

Commitments in KfW’s Export and Project Finance business sector for the nine months ended September 30, 2018, amounted to EUR 11.9 billion, compared to EUR 8.8 billion in the corresponding period in 2017. This increase was mainly driven by a significant increase in commitments in the business sectors of basic industries, aviation and rail, power, renewables and water, financial institutions, trade and commodity finance, compared to the corresponding period in 2017, while commitments in the business sector of industries and services decreased substantially.

Commitments related to KfW’s Promotion of developing countries and emerging economies decreased slightly to EUR 3.8 billion for the nine months ended September 30, 2018, from EUR 4.0 billion for the corresponding period in 2017. While DEG commitments increased, this increase was more than offset by lower commitments of KfW Entwicklungsbank, compared to commitments in the corresponding period in 2017.

Commitments in KfW’s Financial markets business sector for the nine months ended September 30, 2018, decreased to EUR 1,023 million compared to EUR 1,056 million for the corresponding period in 2017. Commitments in both the ABS and ABCP portfolio decreased, while commitments in the green bond portfolio increased in the nine months ended September 30, 2018, in each case compared to the corresponding period in 2017.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2018, totaled EUR 61.7 billion, of which 61% was raised in euro, 28% in U.S. dollar and the remainder in ten other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2018

(EUR in millions)
Borrowings
Short-term funds	42,049
Bonds and other fixed-income securities	376,772
Other borrowings	15,902

Total borrowings	434,723
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	16,987
Fund for general banking risks	600
Revaluation reserve	-712

Total equity	29,812

Total capitalization	464,535

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2018, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of September 30, 2018, is not necessarily indicative of its capitalization to be recorded as of December 31, 2018.

The increase of EUR 1,070 million in total equity, which totaled EUR 29,812 million as of September 30, 2018, compared to EUR 28,742 million as of December 31, 2017, reflected (i) KfW Group’s consolidated profit of EUR 1,252 million and (ii) EUR 37 million of other comprehensive income recognized directly in equity relating to pensions and available-for-sale financial assets, in each case for the nine-month period ended September 30, 2018.

Furthermore, the retrospective application of IFRS 9 rules resulted in an increase of retained earnings in an amount of EUR 236 million and a decrease of revaluation reserves in an amount of EUR 454 million, in each case as of January 1, 2018.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (IRBA) for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the nine months ended September 30, 2018, KfW’s total capital ratio and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 20.1% and 20.0%, respectively, as of September 30, 2018. The increases of the total capital ratio as well as the Tier 1 capital ratio, which had each amounted to 19.9% as of June 30, 2018, were due to the consideration of the interim profit of the first six months of 2018 as well as general business and market developments.

Other Recent Developments

KfW Capital

As previously disclosed, KfW intended to incorporate a new subsidiary, KfW Capital, for its venture capital financing activities. KfW Capital was incorporated on August 31, 2018, with KfW being the sole shareholder and commenced operational activities on October 15, 2018. Its business objective is to invest in German and European venture capital and venture debt funds with the aim to improve access to capital for innovative technology-oriented growth companies in Germany through financially strong funds. KfW Capital intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s voting rights. In addition, KfW Capital bundles KfW’s prior activities in venture capital financing, including KfW’s investments in the High-Tech Start-up Fund and in the public venture capital co-investment fund named coparion together with the Federal Ministry for Economic Affairs and Energy (BMWi).

Strategic Shareholdings

Eurogrid International CVBA/SCRL. In July 2018, KfW was mandated by the government of the Federal Republic of Germany pursuant to and in accordance with Article 2 Paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid”). The transaction closed on August 22, 2018. Under the mandate, KfW is fully covered by a guarantee provided by the Federal Republic of Germany against any economic risks resulting from its investment in Eurogrid.

Updated Information on Issues of Funded Debt of KfW Group

The following table sets forth updated summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2017)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	20	FIXED	4.65	2008-2017	2018-2028	2.99	26,693,310,000.00	17,394,311,221.18
AUD	1	FLOATING	2.03	2014	2019	1.12	200,000,000.00	130,327,121.07
BRL	9	FIXED	10.13	2010-2016	2018-2021	1.49	824,650,000.00	207,568,778.48
CAD	7	FIXED	2.60	2005-2015	2018-2037	3.66	4,977,200,000.00	3,309,528,559.07
CHF	6	FIXED	2.49	2005-2010	2018-2037	6.63	2,130,000,000.00	1,820,201,674.93
CNY	10	FIXED	3.76	2015-2017	2018-2020	0.86	4,148,000,000.00	531,495,054.07
DEM	1	FIXED	7.00	1993	2023	5.25	105,985,000.00	54,189,270.03
EUR	297	FIXED	1.44	1996-2017	2018-2047	4.87	179,711,399,903.68	179,711,399,903.68
EUR	67	FLOATING	0.64	1999-2017	2018-2052	3.48	5,175,888,270.87	5,175,888,270.87
GBP	21	FIXED	2.86	2000-2017	2018-2037	4.95	19,326,703,000.00	21,783,193,760.38
GBP	1	FLOATING	0.31	1999	2019	1.46	38,000,000.00	42,829,931.36
HKD	2	FIXED	1.03	2016	2019	1.78	3,875,000,000.00	413,465,642.34
JPY	19	FIXED	2.19	1999-2017	2019-2038	9.25	206,105,000,000.00	1,526,590,622.91
JPY	279	FLOATING	1.98	1999-2017	2018-2046	14.12	205,949,000,000.00	1,525,435,153.43
MXN	2	FIXED	6.17	2016-2017	2019-2023	3.24	3,000,000,000.00	126,789,850.05
NOK	18	FIXED	3.52	2002-2017	2018-2036	4.52	18,150,000,000.00	1,844,455,961.70
NOK	2	FLOATING	2.10	2016	2019	1.52	4,250,000,000.00	431,897,401.50
NZD	5	FIXED	3.81	2013-2016	2018-2021	2.05	2,025,000,000.00	1,201,780,415.43
PLN	1	FIXED	4.50	2006	2025	7.11	81,142,652.30	19,426,059.92
SEK	10	FIXED	3.43	2006-2017	2018-2031	3.84	20,500,000,000.00	2,082,529,104.61
SEK	2	FLOATING	0.00	2010-2013	2018-2020	1.38	2,500,000,000.00	253,966,963.98
SGD	1	FIXED	1.59	2016	2018	0.45	500,000,000.00	312,031,952.07
TRY	9	FIXED	8.06	2013-2016	2018-2021	1.13	1,913,650,000.00	420,915,449.58
USD	91	FIXED	2.05	2002-2017	2018-2047	3.25	149,661,078,601.15	124,790,359,877.45
USD	8	FLOATING	1.97	2007-2016	2018-2023	2.93	293,163,332.05	244,445,369.83
ZAR	5	FIXED	7.57	2013-2017	2018-2022	1.46	2,700,000,000.00	182,365,893.52

Total	894					4.22		365,537,398,263.44

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2017. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.
(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2017.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2017	0.5	2.2
3rd quarter 2017	0.6	2.6
4th quarter 2017	0.5	2.8
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.5% after price, seasonal and calendar adjustments in the second quarter of 2018 compared to the first quarter of 2018. Compared to the first quarter of 2018, positive contributions to growth came mainly from domestic demand. Household final consumption expenditure and government final consumption expenditure increased by 0.3% and 0.6%, respectively, in the second quarter of 2018 compared to the first quarter of 2018. Gross fixed capital formation also increased slightly in the second quarter of 2018 compared to the first quarter of 2018. Gross fixed capital formation in machinery and equipment increased by 0.3% and gross fixed capital formation in construction by 0.6% in the second quarter of 2018, in each case compared to the first quarter of 2018. Overall, domestic uses increased significantly by 0.9% in the second quarter of 2018 compared to the first quarter of 2018.

According to provisional calculations, exports of goods and services increased by 0.7% in the second quarter of 2018 compared to the first quarter of 2018. Imports increased notably by 1.7% in the second quarter of 2018 compared to the first quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy slightly decelerated and grew by 2.0% in the second quarter of 2018, following increases by 2.1% in the first quarter of 2018 and 2.8% in the fourth quarter of 2017, in each case compared to the corresponding periods in 2017 and 2016, respectively.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2018, press release of August 24, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_316_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0
August 2018	0.1	2.0
September 2018	0.4	2.3

In September 2018, consumer prices in Germany rose by 2.3% compared to September 2017. A higher inflation rate was last recorded in November 2011 (+2.4%). As in the preceding months, the increase of energy product prices had a considerable effect on the inflation rate in September 2018. Energy prices rose 7.7% in September 2018 compared to September 2017. The rate of energy price increase thus increased again (August 2018: +6.9%). Excluding energy prices, the inflation rate would have been 1.6% in September 2018.

Compared to September 2017, food prices rose above average (+2.8%) in September 2018. The year-on-year price increase thus accelerated slightly in September 2018 (August 2018: +2.5%). Compared to the overall inflation rate, the prices of goods overall rose by 3.1% in September 2018 compared to September 2017, the main reason being the increase in energy prices (+7.7%). Significant year-on-year price increases were also recorded for other goods such as beer (+5.4%), newspapers and periodicals (+4.3%) and tobacco products (+3.2%). The year-on-year increase in prices of services overall (+1.5%) was notably smaller in September 2018 than the increase in prices of goods.

Compared to August 2018, the consumer price index increased by 0.4% in September 2018. Considerable month-on-month price increases were recorded for clothing (+8.1%) and footwear (+4.4%), primarily due to the changeover to the autumn/winter collection. In September 2018, energy prices increased by 2.0% compared to August 2018, especially for mineral oil products. Furthermore, total food prices in September 2018 were up compared to August 2018 (+0.9%).

Source: Statistisches Bundesamt, Consumer prices in September 2018: +2.3% on September 2017, press release of October 12, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/10/PE18_392_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.5	3.5
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 557,000 persons, or 1.3%, from September 2017 to September 2018. Compared to August 2018, the number of employed persons in September 2018 increased by approximately 39,000, or 0.1%, after adjustment for seasonal fluctuations.

In September 2018, the number of unemployed persons decreased by approximately 124,000, or 7.7%, compared to September 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2018 stood at 1.45 million, which was a decrease of roughly 8,000 compared to August 2018.

Sources: Statistisches Bundesamt, More than 45 million persons in employment for the first time in September 2018, press release of October 30, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/10/PE18_415_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to September 2018	January to September 2017
Trade in goods, including supplementary trade items	190.3	203.7
Services	–15.8	–19.5
Primary income	44.4	42.3
Secondary income	–31.9	–39.7

Current account	187.0	186.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in September 2018: -1.2% on September 2017, press release of November 8, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/11/PE18_431_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for the full year 2018 will be 1.6% of GDP compared to a surplus of 1.0% of GDP for the full year 2017. The general government gross debt ratio is forecast to be 60.6% in 2018 compared to a gross debt ratio of 63.9% in 2017.

Source: Eurostat, EDP Notification Tables, October 2018, Germany (https://ec.europa.eu/eurostat/documents/1015035/9306962/DE-2018-10.pdf/ff631c93-81e8-4713-b029-7c11b20ead4d).

Other Recent Developments

Greece successfully concluded its ESM program

On August 20, 2018, Greece successfully concluded its three-year ESM program. This follows the disbursement of EUR 61.9 billion by the ESM over three years in support of macroeconomic adjustment and bank recapitalization in Greece. The remaining EUR 24.1 billion available under the maximum EUR 86 billion program volume was not utilized. This marked the end of the total sovereign assistance package for Greece, comprising of three distinct programs.

Source: European Stability Mechanism, Greece successfully concludes ESM programme, press release of August 20, 2018 (https://www.esm.europa.eu/press-releases/greece-successfully-concludes-esm-programme).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ PETRA WEHLERT

	Name:	Petra Wehlert
	Title:	First Vice President

By:	/s/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: November 8, 2018